Exhibit 99.8

Consent of Independent Auditor

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2016 of Crescent Point Energy Corp. (the "Corporation") of our report dated February 22, 2017, relating to the consolidated balance sheets as at December 31, 2016 and December 31, 2015, and the consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2016 and December 31, 2015 and the effectiveness of internal control over financial reporting as at December 31, 2016, which appears in this Annual Report.

We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-205591) and Form F-3 (No. 333-205592) of the Corporation of our report dated February 22, 2017 referred to above. We also consent to the reference to us under the heading "Interests of Experts," which appears in the Annual Information Form included in the Exhibit incorporated by reference in this Annual Report on Form 40-F.

Chartered Professional Accountants
Calgary, Alberta
February 22, 2017

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.